Exhibit 99.1

Vision Marine Technologies Inc.

Consolidated financial statements

August 31, 2022 and 2021

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of

Vision Marine Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vision Marine Technologies Inc. [the “Company”] as of August 31, 2022 and 2021, the related consolidated statements of changes in shareholders’ equity (deficit), comprehensive loss and cash flows for each of the two years in the period ended August 31, 2022, and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended August 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) [“PCAOB”] and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2021.

Montréal, Canada

November 23, 2022

Vision Marine Technologies Inc.

Consolidated statements of financial position
As at August 31,

	2022	2021
	$	$
Assets
Current
Cash	5,824,716	18,147,821
Trade and other receivables [note 6]	472,548	319,740
Inventories [note 7]	2,093,776	1,976,084
Prepaid expenses	2,472,301	544,843
Grants and investment tax credits receivable [note 21]	681,663	108,302
Share subscription receivable [note 17]	39,200	39,200
Advances to related parties [note 17]	16,736	185,407
Total current assets	11,600,940	21,321,397
Debentures [note 8]	2,435,000	2,850,000
Right-of-use assets [note 9]	2,261,100	2,905,199
Property and equipment [note 10]	2,218,982	1,414,509
Intangibles [note 11]	1,112,670	1,225,722
Deferred income taxes [note 23]	-	17,547
Goodwill [note 5]	9,352,640	9,033,638
Other financial assets	118,877	33,280
Total assets	29,100,209	38,801,292

Liabilities and shareholders’ equity
Current
Trade and other payables [notes 13 & 17]	1,030,331	848,054
Income tax payable	3,188	138,308
Contract liabilities [note 14]	1,029,318	898,713
Current portion of lease liabilities [note 15]	561,168	562,136
Current portion of long-term debt [note 16]	72,090	10,179
Other financial liabilities	177,834	237,444
Total current liabilities	2,873,929	2,694,834
Lease liabilities [note 15]	1,854,381	2,404,680
Long-term debt [note 16]	155,259	53,936
Deferred income taxes [note 23]	188,044	122,655
Total liabilities	5,071,613	5,276,105

Shareholders’ equity
Capital stock [note 18]	43,441,591	42,834,982
Contributed surplus [note 19]	10,560,886	7,861,405
Accumulated other comprehensive income	697,671	388,566
Deficit	(30,671,552)	(17,559,766)
Total shareholders’ equity	24,028,596	33,525,187
	29,100,209	38,801,292

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of changes in shareholders’ equity (deficit)

Year ended August 31,

						Accumulated
						other
			Capital Stock	Contributed		comprehensive
	Capital stock		to be issued	surplus	Deficit	income	Total
	Units	$	$	$	$	$	$
Shareholders’ equity as at August 31, 2019	3,275,555	525	37,500	-	(170,327)	-	(132,302)
Net and comprehensive loss	-	-	-	-	(2,275,532)	-	(2,275,532)
Share issuance, net of transactions costs of $320,230	1,309,446	2,497,288	(37,500)	-	-	-	2,459,788
Share-based compensation [note 19]	-	-	-	739,961	-	-	739,961
Shareholders’ equity as at August 31, 2020	4,585,001	2,497,813	-	739,961	(2,445,859)	-	791,915
Net and comprehensive loss	-	-		-	(15,113,907)	388,566	(14,725,341)
Share issuance, net of transactions costs of nil [note 18]	595,715	2,231,999	-	-	-	-	2,231,999
Initial Public Offering, net of transactions costs of $3,328,687	2,760,000	33,158,513	-	-	-	-	33,158,513
Conversion of related party loans into shares [note 17 &18]	69,650	898,489	-	-	-	-	898,489
Shares issued as consideration for the acquisition of intangible assets [note 11 & 18]	30,000	573,936	-	-	-	-	573,936
Shares issued as consideration in a business combination [note 5 & 18]	284,495	3,474,232	-	-	-	-	3,474,232
Share-based compensation [note 19]	-	-	-	7,121,444	-	-	7,121,444
Shareholders’ equity as at August 31, 2021	8,324,861	42,834,982	-	7,861,405	(17,559,766)	388,566	33,525,187
Net and comprehensive loss	-	-	-	-	(13,111,785)	309,105	(12,802,680)
Share issuance, net of transactions costs of nil [note 18]	93,062	606,609	-	-	-	-	606,609
Share-based compensation [note 19]	-	-	-	2,699,481	-	-	2,699,481
Shareholders’ equity as at August 31, 2022	8,417,923	43,441,591	-	10,560,886	(30,671,551)	697,671	24,028,597

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of comprehensive loss

Year ended August 31,

	2022	2021	2020
	$	$	$
Revenues [note 20]	7,350,946	3,513,788	2,417,173
Cost of sales [note 7]	4,065,381	1,909,606	1,812,783
Gross profit	3,285,565	1,604,182	604,390

Expenses
Research and development [note 17]	2,242,794	1,489,953	-
Office salaries and benefits	3,335,799	1,754,613	315,138
Selling and marketing expenses	1,972,306	1,086,057	238,389
Professional fees	3,590,816	1,633,477	671,788
Office and general	1,949,583	1,239,457	194,932
Share-based compensation [note 19]	2,699,481	7,121,444	1,312,071
Depreciation	268,490	184,855	27,895
Net finance expense [note 22]	223,660	2,256,392	108,400
Other income	(143,922)	(153,749)	(10,000)
	16,139,007	16,612,499	2,858,613
Loss before tax	(12,853,442)	(15,008,317)	(2,254,223)
Income taxes [note 23]
Current tax expense	182,854	131,403	-
Deferred tax expense (recovery)	75,489	(25,813)	21,309
	258,343	105,590	21,309
Net loss for the period	(13,111,785)	(15,113,907)	(2,275,532)

Items of comprehensive income that will be subsequently reclassified to earnings:
Foreign currency translation differences for foreign operations, net of tax	309,105	388,566	-
Other comprehensive income, net of tax	309,105	388,566	-
Total comprehensive loss for the year, net of tax	(12,802,680)	(14,725,341)	(2,275,532)

Weighted average shares outstanding	8,318,121	7,412,899	4,179,017
Basic and diluted loss per share	(1.58)	(2.04)	(0.56)

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of cash flows

Year ended August 31,

	2022	2021	2020
	$	$	$
Operating activities
Net loss	(13,111,785)	(15,113,907)	(2,275,532)
Depreciation	955,513	417,050	170,182
Accretion on long-term debt and lease liability	157,270	70,379	5,905
Share-based compensation – capital stock	-	-	572,110
Share-based compensation – options	2,699,481	7,121,444	739,961
Shares issued for services	596,608	109,069	26,533
Net loss on debentures	330,000	550,000	-
Government grant	-	-	(3,666)
Interest income received	85,000	-	-
Income tax expense	258,343	105,590	21,310
Income tax received	-	13,415	-
Income tax paid	(373,196)	-	-
Non-cash lease	-	-	19,137
Gain on lease termination	(5,652)	(7,230)	-
Effect of exchange rate fluctuation	17,398	(6,542)	-
	(8,391,020)	(6,740,732)	(724,060)
Net change in non-cash working capital items
Trade and other receivables	(152,808)	(232,715)	22,757
Inventories	(117,692)	(1,471,693)	327,284
Grants and investment tax credits receivable	(573,361)	293,937	(2,160)
Other financial assets	(85,597)	(25,595)	-
Prepaid expenses	(1,927,459)	(552,196)	(162,384)
Trade and other payables	182,277	96,615	263,534
Contract liabilities	130,605	396,097	(159,629)
Other financial liabilities	(61,764)	(15,156)	-
Cash used in operating activities	(10,996,819)	(8,251,438)	(434,658)

Investing activities
Subscription to debentures [note 8]	-	(3,400,000)	-
Business acquisition, net of cash acquired [note 5]	-	(5,029,416)	-
Additions to property and equipment	(1,175,931)	(544,354)	(77,966)
Advances to related parties	-	-	40,310
Proceeds from the disposal of property and equipment	243,630	34,101	-
Additions to intangible assets	(32,202)	(528,726)	-
Cash used in investing activities	(964,503)	(9,468,395)	(37,656)

Financing activities
Change in bank indebtedness	-	(170,000)	(113,813)
Addition in Long-term debts	282,424	-	280,000
Repayment of long-term debt	(135,230)	(419,090)	(13,992)
Advances to related parties	176,771	-	(151,575)
Initial public offering, net of transaction costs paid	-	33,430,239
Issuance of shares, net of transaction costs paid	-	2,025,000	1,898,645
Shares issued upon options conversion	10,001	-
Subscriptions to capital stock received in advance of issuance	-	-	(37,500)
Repayment of lease liabilities	(695,749)	(295,316)	(130,130)
Cash (used in) provided by financing activities	(361,783)	34,570,833	1,731,635
Net (decrease) increase in cash during the year	(12,323,105)	16,851,000	1,259,321
Cash, beginning of year	18,147,821	1,296,821	37,500
Cash, end of year	5,824,716	18,147,821	1,296,821

See accompanying notes

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

1. Incorporation and nature of business

Vision Marine Technologies Inc. [the “Company”] was incorporated on August 29, 2012 and its principal business is to manufacture and sell or rent electric boats. The Voting Common Shares of the Company are listed under the trading symbol “VMAR” on Nasdaq.

The Company is incorporated in Canada and its head office and registered office is located at 730 Curé-Boivin boulevard, Boisbriand, Quebec, J7G 2A7.

Business seasonality

The Company’s operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of its reportable segments. This means the Company’s results in one quarter are not necessarily indicative of how the Company will perform in a future quarter.

Sale of electric boats

The sale of electric boats segment has a seasonal aspect to its operations. Most customers purchase their electric boats from the Company with the intention of utilizing them during the summer period which typically runs from early June to late August and corresponds to the Company’s fourth quarter of a financial year. As such, the revenues in this operating segment fluctuate based on the level of boat deliveries, with a high and a low in the fourth quarter and the first quarter, respectively.

Rental of electric boats

Revenue generated by the rental of electric boats segment also has a seasonal aspect to its operations. Boat rental as an activity is highly sought by customers when the weather is milder, which is typically the case during the period from May to August. A colder-than-expected or rainier summer in any given year could have an impact on the segment’s revenues and hence on its profitability. Revenue from the boat club memberships is not impacted by seasonality as the memberships are typically on an annual basis.

2. Basis of preparation

Compliance with IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards [“IFRS”], as issued by the International Accounting Standards Board [“IASB”] and interpretations issued by the International Financial Reporting Interpretations Committee [“IFRIC”] in effect on August 31, 2022.

The consolidated financial statements were authorized for issue by the Board of Directors on November 22, 2022.

Basis of measurement

These consolidated financial statements are presented in Canadian dollars and were prepared on a historical cost basis.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Basis of consolidation

The consolidated financial statements include the accounts of the Company, and the subsidiaries that it controls. Control exists when the Company has the power over the subsidiary, when it is exposed or has rights to variable returns from its involvement with the subsidiary and when it has the ability to use its power to affect its returns. Subsidiaries that the Company controls are consolidated from the effective date of acquisition up to the effective date of disposal or loss of control.

Details of the Company’s significant subsidiaries at the end of the reporting period are set out below.

Name of subsidiary	Principal activity	Country of incorporation and operation	Proportion of ownership held by the Company
7858078 Canada Inc.	Owns an electric boat rental center	Canada	100%
EB Rental Ltd.	Operates an electric boat rental center	United States	100%

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Areas where estimates are significant to the consolidated financial statements are disclosed in note 4.

3. Significant accounting policies

Business combination

Business combinations are accounted for using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Company has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred in the acquisition is measured at fair value at the acquisition date, as are the identifiable net assets acquired. The Company assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. Subsequent adjustments to the fair values of identifiable net assets acquired are adjusted against the consideration transferred when they qualify as measurement period adjustments. Transaction costs are expensed as incurred.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Cash and cash equivalents

Cash and cash equivalents include cash in hand, cash held in trust, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less, and – for the purpose of the statement of cash flows – bank overdrafts. Bank overdrafts are shown within bank indebtedness in current liabilities on the consolidated statement of financial position.

Trade and other receivables

Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for expected credit losses. Trade receivables are generally due for settlement within 30 days.

The Company has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit loss, trade receivables have been grouped based on days overdue.

Other receivables are recognized at amortized cost, less any allowance for expected credit loss.

Inventories

Inventories are stated at the lower of cost and net realizable value. Raw materials are valued on a first-in first-out basis. Cost of work in progress and finished goods comprises direct materials and delivery costs, direct labour, import duties and other taxes, and appropriate proportion of variable and fixed overhead expenditure based on normal operating capacity. Cost of purchased inventory are determined after deducted rebates and discounts received or receivable.

Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and the estimated costs necessary to make the sale.

Grants and investment tax credits

Government grants are recognized where there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. Where retention of a government grant is dependent on the Company satisfying certain criteria, it is initially recognized as deferred income. When the criteria for retention have been satisfied, the deferred income balance is released to the statement of consolidated comprehensive loss or netted against the asset purchased.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Leases

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease [i.e., the date the underlying asset is available for use]. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term ranging from two to six years. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments [including in-substance fixed payments] less any lease incentives receivable and variable lease payments that depend on an index or a rate. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. Interest accretion is recorded as interest expense in finance costs. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value [i.e., below $5,000]. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term. For the year-ended August 31, 2022, the expense for leases of low-value assets is insignificant.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset.

Depreciation is recorded to recognize the cost of assets over their useful lives. The estimated useful lives and depreciation methods are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Asset type	Methods	Rates
Computer equipment	Declining balance method	55%
Machinery and equipment	Declining balance method	20%
Rolling stock	Declining balance method	30%
Leasehold improvements	Straight-line method	Over the term of the lease
Boat rental fleet	Straight-line method	15 years
Moulds	Straight-line method	25 years

Any item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales and proceeds and the carrying amount of the asset and is recognized in profit or loss.

Repairs and maintenance costs that do not improve or extend productive life are recognized in profit or loss in the period in which the costs are incurred.

Intangible assets and goodwill

Expenditure on research activities is recognized in net earnings as incurred.

Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in net earnings as incurred. The Company has not capitalized any development costs. When awarded with government grants and income tax credits, the Company recognizes the income either in net income (loss), netted with the related expenses, or as a reduction of the cost, when related with capitalized development expenditure.

Goodwill arising from business combinations is initially recognized when the fair value of the separately identifiable assets the Company acquired and liabilities the Company assumed is lower than the consideration paid [including the recognized amount of the non-controlling interest, if any]. If the fair value of the consideration transferred is lower than that of the separately identified assets and liabilities, the Company immediately recognizes the difference as a gain in the consolidated statement of comprehensive loss.

Other intangible assets, including intellectual property, software, trade name, backlog and website that have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Amortization is calculated over the cost of the asset less its residual value. Amortization is recognized in net earnings on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The estimated useful lives are as follows:

Asset type	Methods	Rates
Intellectual property	Straight-line method	10 years
Software	Straight-line method	7 years
Trade name	Straight-line method	5 years
Backlog	Straight-line method	3 years
Website	Straight-line method	5 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Impairment of non-financial assets

Non-financial assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets, other than goodwill, to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated. Where it is not possible to estimate the recoverable amount of an individual asset, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets [the “cash-generating unit”, or “CGU”].

Recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. If the recoverable amount of an asset or CGU is lower than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised recoverable amount, to the extent that the carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized. A reversal of an impairment loss is recognized immediately in the consolidated statement of comprehensive loss.

Goodwill

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill is allocated to each of the Company’s CGU [or groups of CGUs] that is expected to benefit from the synergies of the combination. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the CGU may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the goodwill allocated to the CGU and then, to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis. Any impairment loss is recognized in the consolidated statement of comprehensive loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Trade and other payables

These amounts represent liabilities for goods and services provided to the entity prior to the end of the financial year and which are unpaid. Due to their short-term nature, they are measured at amortized cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event, it is probable the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value money is material, provisions are discounted using a current pre-tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognized as a finance cost.

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement.

Financial instruments

Classification and measurement of financial instruments

The Company measures its financial assets and financial liabilities at fair value on initial recognition, which is typically the transaction price unless a financial instrument contains a significant financing component. Subsequent measurement is dependent on the financial instrument’s classification which in the case of financial assets, is determined by the context of the Company’s business model and the contractual cash flow characteristics of the financial asset. Financial assets are classified into two categories: [1] measured at amortized cost and [2] fair value through profit and loss [“FVTPL”]. Financial liabilities are subsequently measured at amortized cost at the effective interest rate, other than financial liabilities that are measured at FVTPL or designated as FVTPL where any change in fair value resulting from an entity’s own credit risk is recorded as other comprehensive income [“OCI”].

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Amortized cost

The Company classifies trade and other receivables, other financial assets, trade and other payables, other financial liabilities, long-term debt and advances to/from related parties as financial instruments measured at amortized cost. The contractual cash flows received from the financial assets are solely payments of principal and interest and are held within a business model whose objective is to collect the contractual cash flows.

Fair value through profit and loss

The Company classifies debentures as financial instruments measured at fair value through profit and loss since the contractual cash flows received from the financial asset are not solely payments of principal and interest.

Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets measured at amortized cost. The measurement of the loss allowance depends upon the Company’s assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain. Where there has not been a significant increase in exposure to credit risk, a 12-month expected credit loss allowance is estimated. The amount of expected credit loss recognized is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate. Impairment provisions for current and non-current trade receivables are recognized based on the simplified approach within IFRS 9 using a provision matrix in the determination of the lifetime expected credit losses.

Equity instruments

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issuance costs.

The Company’s shares are classified as equity instruments.

Revenue recognition

Revenue is recognized at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the Company:

•	identifies the contract with the customer;

•	identifies the performance obligations in the contract;

•	determines the transaction price which takes into account estimates of variable consideration and the time value of money;

•	allocates the transaction price to separate performance obligations on the basis of relative stand-alone selling price of each distinct good or service to be delivered; and,

•	recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

The Company enters into contracts with customers, as well as distributor agreements with specific distributors for the sale of boats.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Sale of boats

Revenue from the sale of boats, including incidental shipping fees, is recognized at the point in time when the customer obtains control of the goods, which is generally at the shipping point. In the context of its distributor agreements, control is passed at the shipping point to the distributor as the Company has no further performance obligations at that point. The Company concluded that it is the principal in its revenue arrangements, because it typically controls the boats before transferring them to the customer. The amount of consideration the Company receives, and the revenue recognized varies with volume rebate programs offered to distributors. When the Company offers retrospective volume rebates, it estimates the expected volume rebates based on an analysis of historical experience, to the extent that it is highly probable that a significant reversal will not occur. The Company adjusts its estimate of revenue related to volume rebates at the earlier of when the most likely amount of consideration expected to be received changes or when the consideration becomes fixed.

The Company recognizes customer deposits on the sale of boats as contract liabilities.

Boat rental and boat club membership revenue

Revenue from boat rentals is recognized at a point in time when the services are completed. Boat club membership revenue is recognized over time as the service is provided. These services are typically provided, and thus revenue is typically recognized, on a monthly basis.

The Company recognizes customer prepayments on boat rentals and boat club memberships as contract liabilities.

Sale of parts and boat maintenance

Revenue from the sale of parts and related maintenance services are recognized at the point in time when the customer obtains control of the parts and when services are completed.

Other

Other revenue is recognized when it is received or when the right to receive payment is established.

Contract liabilities

A contract liability is recognized if a payment is received, or a payment is due [whichever is earlier] from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract [i.e., transfers control of the related goods or services to the customer].

Share-based payments

The Company has a share option plan for key employees, consultants, advisors, officers and directors from which options to purchase common stock of the Company are issued. The Company also issues warrants to non-employees granting the right to purchase common stock of the Company at a determined exercise price. Share-based compensation costs are accounted for on a fair value basis, as measured at the grant date, using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services similar to those performed by an employee. In situations where options or warrants have been issued to non-employees and some or all of the services received by the Company can be specifically identified, the options or warrants are measured at the fair value of the services received. If the services cannot be specifically identified, the options or warrants are measured at the fair value of the options issued.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

All share-based remuneration is ultimately recognized as an expense in profit or loss with a corresponding credit to contributed surplus. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Any adjustment to cumulative share-based compensation resulting from a revision is recognized in the current period. The number of vested options ultimately exercised by holders does not impact the expense recorded in any period.

Foreign currency translation

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. The functional currencies of 7858078 Canada Inc. and EB Rental Ltd. are the Canadian dollar and the US dollar, respectively. The Company and its subsidiaries each determine their functional currency based on the currency of the primary economic environment in which they operate. Transactions denominated in a currency other than the functional currency of an entity are translated at the exchange rate in effect on the transaction date. The resulting exchange gains and losses are included in each entity’s net income (loss) in the period in which they arise.

The Company’s foreign operations are translated to the Company’s presentation currency, for inclusion in the consolidated financial statements. Foreign-denominated monetary and non-monetary assets and liabilities of foreign operations are translated at exchange rates in effect at the end of the reporting period and revenue and expenses are translated at exchange rates in effect at the transaction date. The resulting translation gains and losses are included in other comprehensive loss with the cumulative gain or loss reported in accumulated other comprehensive income. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

The exchange rates for the currencies used in the preparation of the consolidated financial statements were as follows:

	Exchange rate as at		Average exchange rate for year ended
	August 31, 2022	August 31, 2021	August 31, 2022	August 31, 2021
US dollar	1.3076	1.2630	1.2717	1.2688

Taxes

Tax expense comprises current and deferred tax. Tax is recognized in net income (loss) except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable on differences between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition [other than in a business combination] of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the Company by the weighted average number of common stock outstanding during the year.

Diluted income per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common stock outstanding, adjusted for the effects of all dilutive potential common stock. The weighted average number of common stock outstanding is increased by the number of additional common stock that would have been issued by the Company assuming exercise of all options with exercise prices below the average market price for the year.

Standards issued but yet not effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 Property, plant and equipment

The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

4. Significant accounting estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates.

Business acquisition fair value

The Company makes a number of estimates when determining the acquisition date fair values of consideration transferred, assets acquired, and liabilities assumed in a business acquisition. Fair values are estimated using valuation techniques based on discounted future cash flows. Future cash flows may be influenced by a number of assumptions such as forecasted revenues, royalty rate, selling prices, costs to operate, capital expenditures, growth rate and the discount rate.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The Company concluded the fair value less costs of disposal will yield a higher recoverable amount, which is based on a discounted cash flow (“DCF”) model. The fair value measurement is categorized within Level 3 of the fair value hierarchy. The cash flows are derived from cash flow projections over a 5-year period, including future investments and expansion activities that will enhance the performance of the assets of the CGU.

As at August 31, 2021, all of the Company’s goodwill is allocated to the boat rental operation CGU, which represents the lowest level within the Company at which the goodwill is monitored for internal management purposes. For the year ended August 31, 2022, there was no impairment of goodwill.

The recoverable amount is sensitive to the discount rate used for the DCF model, as well as the expected future cash-inflows, gross profit and the growth rate used for extrapolation purposes. The post-tax discount rate of 27% used in the DCF is based on a weighted average cost of capital calculated using observable market-based inputs or a benchmark of a sample of representative publicly traded companies. The long-term growth rate of 2% used for extrapolation purposes is based on published research growth rates. Any reasonable negative change in the key assumptions used could cause the carrying value of this CGU to exceed its recoverable amount.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Financial instruments measured at fair value

In measuring financial instruments at fair value, the Company makes estimates and assumptions, including estimates and assumptions about interest rates, credit spreads and other market conditions.

Provision for impairment of inventories

The provision for impairment of inventories assessment requires a degree of estimation and judgment. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventories and other factors that affect inventory obsolescence.

Income tax

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

In assessing the recoverability of deferred tax assets, the Company relies on the same forecast assumptions used elsewhere in the financial statements and in other management reports, which, among other things, reflect the potential impact of climate-related development on the business.

Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instrument at the date at which they are granted. The fair value is determined by using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. Judgment is exercised in determining the expected life and historical volatility. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities but may impact profit or loss and equity.

Lease term

The lease term is a significant component in the measurement of both the right-of-use asset and lease liability. Judgment is exercised in determining whether there is reasonable certainty that an option to extend the lease will be exercised, when ascertaining the periods to be included in the lease term. In determining the lease term, all facts and circumstances that create an economical incentive to exercise an extension option are considered at the lease commencement date. The Company reassesses whether it is reasonably certain to exercise an extension option if there is a significant event or significant change in circumstances.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Incremental borrowing rate

Where the interest rate implicit in the lease cannot be readily determined, an incremental borrowing rate is estimated to discount future lease payments to measure the present value of the lease liability at the lease commencement date. Such a rate is based on what the Company estimates it would have to pay a third party to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset, with similar terms, security and economic environment.

5. Business combination

On June 3, 2021, the Company completed the acquisition of EB Rental Ltd. [“EBR”] by acquiring all the issued and outstanding shares of 7858078 Canada Inc. EBR operates an electric boat rental operation located in Newport beach, California, with a fleet of over 20 ships. All boats operated by EBR are supplied by the Company, which offers the Company the ability to showcase its products and provide brand awareness. Before the acquisition, the Company and EBR were related through common ownership.

EBR was acquired for cash consideration of U.S.$4,582,367 ($5,546,039), financed entirely by the Company’s available cash on hand, and equity consideration of $3,474,232 representing 284,495 shares at U.S.$10.09 [approximately $12.21] per share [note 18].

The acquisition gave rise to transaction costs of $13,170 which were expensed as incurred in the consolidated statements of comprehensive loss.

The investment was accounted for as a business combination and the results have been included in the consolidated statements of comprehensive loss since the date of the acquisition. The revenues and net earnings included in the consolidated statements of comprehensive loss are approximately $1,360,000 and $530,000 respectively for the 90-day period ended August 31, 2021.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

The following table reflects the recognized amounts of assets acquired and liabilities assumed, on a fair value basis, at the acquisition date:

June 3, 2021
$
Fair value at acquisition
Cash	516,623
Trade and other receivables	7,998
Income tax receivable	9,963
Inventories	12,864
Prepaids	34,687
Advances to related parties	177,671
Other financial assets	7,685
Right-of-use asset	1,651,746
Property and equipment	417,554
Intangible assets	184,000
Deferred tax asset	18,467
Goodwill	8,656,700
Trade and other payables	(111,602)
Income tax payable	(1,952)
Contract liabilities	(482,173)
Other financial liabilities	(242,060)
Long-term debt, including current portion	(66,204)
Lease liability, including current portion	(1,651,746)
Deferred tax liability	(119,950)
Net assets acquired	9,020,271

The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the favorable terms of the lease relative to market terms, if any.

The fair value of the intangible assets, which consist in trade name, backlog and website, was calculated using a discounted cash flow approach. The fair value of property and equipment was established using a market value approach.

The goodwill related to the acquisition of EBR arises from the benefits of increasing our strategic position by expanding our market presence, expected synergies and integrating an assembled workforce that does not qualify for separate recognition. The goodwill is not deductible for tax purposes. The balance of goodwill is at $9,352,640 at August 31, 2022 [2021 – $9,033,638], with the change since acquisition date due to foreign exchange translation.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

6. Trade and other receivables

	2022	2021
	$	$
Trade receivables	108,716	27,388
Sales taxes receivable	194,523	166,749
Other receivables	169,309	125,603
	472,548	319,740

Trade receivable disclosed above include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for expected credit losses because there has not been a significant change in credit quality and the amounts are still considered recoverable.

As at August 31, 2022, trade receivables of $31,091 [2021 – $27,388] were past due but not impaired. They relate to customers with no default history. The aging analysis of these receivables is as follows:

	2022	2021
	$	$
0 – 30	77,625	-
31 – 60	-	2,008
61 – 90	14,212	25,380
91 and over	16,879	-
	108,716	27,388

There were no movements in the allowance for expected credit losses for years ended August 31, 2022 and August 31, 2021.

7. Inventories

	2022	2021
	$	$
Raw materials	1,709,368	1,549,125
Work-in-process	75,170	327,757
Finished goods	309,238	99,202
	2,093,776	1,976,084

For the year ended August 31, 2022, inventories recognized as an expense amounted to $4,065,381 [2021 – $1,909,606; 2020 – 1,812,783].

For the year ended August 31, 2022, cost of sales includes depreciation of $687,023 [2021 – $232,195; 2020 - $142,336].

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

8. Debentures

On May 14, 2021, the Company subscribed for and purchased 3,400 senior unsecured subordinated convertible debentures of The Limestone Boat Company Limited [“Limestone”], a publicly traded company listed under the trading symbol "BOAT" on the TSX Venture Exchange [the "Debentures"], for an aggregate amount of $3,400,000.

The Debentures bear interest at a rate of 10% per annum, payable annually in arrears, and have a 36-month term [the “Term”]. The Debentures are convertible at any time at the option of the Company into common shares of Limestone [“Common Shares”] at a conversion price of $0.36 per Common Share [the “Conversion Price”]. If at any time following 120 days from the date of issuance of the Debentures [the “Closing Date“] and prior to the date that is 30 days prior to the end of the Term, the volume weighted average closing price of the Common Shares on the TSX Venture Exchange, or such other exchange on which the Common Shares may be listed, is equal to or higher than $0.50 per Common Share for 20 consecutive trading days, Limestone may notify the Company that the Debentures will be automatically converted into Common Shares at the Conversion Price 30 days following the date of such notice.

The Debentures are carried at fair value through profit and loss and are considered as Level 2 financial instruments in the fair value hierarchy. For the year ended August 31, 2022, the Company recorded a loss of $670,000 [2021 - $550,000; 2020 - Nil] for the change in fair value of the Debentures and interest income of $340,000 [2021 - $85,000; 2020 - Nil] in net income (loss) as a net financial expense.

Subsequent to year end, Limestone announced that it has implemented significant cost savings measures, as well as the withdrawal of its previously proposed debt financings. As Limestone continues to pursue alternative liquidity and financing proposals, these factors may have a negative impact on the key assumptions described in Note 25 used by the Company to determine the fair value of the Debentures subsequent to the reporting date. Although the estimates of the fair value of the Debentures as at August 31, 2022 are based on management’s best knowledge and estimates of the amount, events or actions at that time, the valuation in future periods ultimately may differ from those estimates.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

9. Right-of-use assets

	Premises	Computer equipment	Rolling stock	Boat rental fleet	Total
	$	$	$	$	$
Cost
Balance at August 31, 2020	737,066	11,333	38,699	-	787,098
Business acquisition	1,281,308	3,646	39,924	326,868	1,651,746
Additions	672,731	-	179,736	-	852,467
Disposals	-	-	(57,475)	-	(57,475)
Transfer to intangible assets	-	(11,333)	-	-	(11,333)
Currency translation	55,013	-	1,652	-	56,665
Balance at August 31, 2021	2,746,118	3,646	202,536	326,868	3,279,168
Additions	93,565	-	141,043	-	234,608
Disposals	-	-	(255,953)	(115,409)	(371,362)
Currency translation	40,356	-	394	-	40,750
Balance at August 31, 2022	2,880,039	3,646	88,020	211,459	3,183,164

Accumulated depreciation
Balance at August 31, 2020	117,806	4,231	12,094	-	134,131
Depreciation	216,551	1,697	30,527	24,087	272,862
Disposal	-	-	(27,672)	-	(27,672)
Transfer to intangible assets	-	(5,352)	-	-	(5,352)
Balance at August 31, 2021	334,357	576	14,949	24,087	373,969
Depreciation	488,050	2,302	71,488	89,617	651,457
Disposal	-	-	(66,122)	(37,240)	(103,362)
Balance at August 31, 2022	822,407	2,878	20,315	76,464	922,064

Net carrying amount
As at August 31, 2021	2,411,761	3,070	187,587	302,781	2,905,199
As at August 31, 2022	2,057,632	768	67,705	134,995	2,261,100

During the year ended August 31, 2021, the Company paid in full a lease liability related with a computer software that was previously included in the right-of-use assets. As a result, the Company transferred the asset to intangible assets at its net book value of $5,981 [note 11].

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

10. Property and equipment

	Machinery and equipment	Rolling stock	Computer equipment	Moulds	Leasehold improvements	Boat rental fleet	Total
	$	$	$	$	$	$	$
Cost
Balance at August 31, 2020	187,850	32,175	8,436	506,172	34,818	-	769,451
Business acquisition	-	-	-	-	-	417,554	417,554
Additions	115,088	-	6,211	214,833	96,415	111,807	544,354
Disposals	-	-	-	(30,000)	-	(34,101)	(64,101)
Currency translation	-	-	-	-	-	18,057	18,057
Balance at August 31, 2021	302,938	32,175	14,647	691,005	131,233	513,317	1,685,315
Additions	30,146	197,739	11,284	220,919	133,123	582,720	1,175,931
Disposals	-	(111,215)	(4,899)	-	-	(154,714)	(270,828)
Currency translation	-	(35)	-	-	-	30,154	30,119
Balance at August 31, 2022	333,084	118,664	21,032	911,924	264,356	971,477	2,620,537

Accumulated depreciation
Balance at August 31, 2020	148,156	21,014	4,556	57,660	-	-	231,386
Depreciation	19,448	3,348	3,842	22,760	11,579	8,443	69,420
Disposal	-	-	-	(30,000)	-	-	(30,000)
Balance at August 31, 2021	167,604	24,362	8,398	50,420	11,579	8,443	270,806
Depreciation	30,200	23,938	5,079	22,608	32,926	43,196	157,947
Disposal	-	(18,301)	(674)	-	-	(8,223)	(27,198)
Balance at August 31, 2022	197,804	29,999	12,803	73,028	44,505	43,416	401,555

Net carrying amount
As at August 31, 2021	135,334	7,813	6,249	640,585	119,654	504,874	1,414,509
As at August 31, 2022	135,280	88,665	8,229	838,896	219,851	928,061	2,218,982

As at August 31, 2022, moulds of $346,752 [August 31, 2021 – $125,833] are not depreciated because they are not ready for use.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

11. Intangible assets

	Intellectual property	Software	Trade name	Backlog	Website	Total
	$	$	$	$	$	$
Cost
Balance at August 31, 2020	-	-	-	-	-	-
Business acquisition	-	-	90,000	76,000	18,000	184,000
Transfer from Right-of-use assets	-	5,981	-	-	-	5,981
Additions	1,035,070	67,592	-	-	-	1,102,662
Currency translation	-	-	3,856	3,220	771	7,847
Balance at August 31, 2021	1,035,070	73,573	93,856	79,220	18,771	1,300,490
Additions	-	28,202	4,000	-	-	32,202
Currency translation	-	-	438	330	87	855
Balance at August 31, 2022	1,035,070	101,775	98,294	79,550	18,858	1,333,547

Accumulated depreciation
Balance at August 31, 2020	-	-	-	-	-	-
Depreciation	55,581	7,107	4,633	6,520	927	74,768
Balance at August 31, 2021	55,581	7,107	4,633	6,520	927	74,768
Depreciation	103,508	17,593	9,806	13,310	1,892	146,109
Balance at August 31, 2022	159,089	24,700	14,439	19,830	2,819	220,877

Net carrying amount
As at August 31, 2021	979,489	66,466	89,223	72,700	17,844	1,225,722
As at August 31, 2022	875,981	77,075	83,855	59,720	16,039	1,112,670

On February 16, 2021, the Company acquired intellectual property in exchange for cash consideration of EUR 300,000 ($461,134) and the issuance of 30,000 shares of the Company [note 18] at a price of U.S.$15.07 [approximately $19.13] for total consideration of $1,035,070.

As at August 31, 2022, software of $Nil [August 31, 2021 – $42,677] are not depreciated because they are not ready for use.

12. Credit facility

The Company has an authorized line of credit of $250,000, renewable annually, bearing interest at prime rate plus 1%, secured by a first ranking movable hypothec of $750,000 on all present and future accounts receivable and inventory. As at August 31, 2022, the Company has drawn an amount of Nil [2021 – Nil] on the line of credit.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

13. Trade and other payables

	2022	2021
	$	$
Trade payable	737,946	560,870
Sales taxes payable	21,547	34,076
Government remittances	9,450	46,030
Salaries and vacation payable	261,388	207,078
	1,030,331	848,054

14. Contract liabilities

	2022	2021
	$	$
Opening balance	898,713	20,443
Business acquisition	-	482,173
Payments received in advance	2,502,080	1,199,958
Boat sale deposits	87,609	-
Payments reimbursed	(2,615)	(37,842)
Transferred to revenues	(2,475,307)	(766,019)
Currency translation	18,838	-
Closing balance	1,029,318	898,713

15. Lease liabilities

	2022	2021
	$	$
Opening balance	2,966,816	672,988
Business acquisition [note 5]	-	1,651,746
Additions	234,608	852,467
Repayment	(695,749)	(295,316)
Interest on lease liability	141,994	65,115
Lease termination	(273,652)	(37,033)
Currency translation	41,532	56,849
Closing balance	2,415,549	2,966,816

Current	561,168	562,136
Non-current	1,854,381	2,404,680
	2,415,549	2,966,816

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Future undiscounted lease payments as at August 31, 2022 are as follows:

$
Less than one year	670,125
One to five years	2,006,295
2,676,420

Included in rent expense is $58,663 of short-term lease expense [2021 – $50,186, 2020 - $65,934]. The lease liabilities have a weighted average interest rate of 5.4% [2021 – 5.2%, 2020 – 5.4%].

16. Long-term debt

	2022	2021
	$	$
The government assistance loan is non-interest bearing until December 31, 2022 at which time the loan bears interest at 5% per annum. The loan must be repaid by December 31, 2025.	39,342	36,972

Term loan bearing interest at a rate of 5.80% per annum payable in monthly installments of $848 until April 2024.	-	27,143

Term loans, bearing interest at rates varying between 9.44% and 10.71%, repayable in monthly instalments of $7,372, ending January 2025.	188,007	-

	227,349	64,115
Current portion of long-term debt	72,090	10,179
	155,259	53,936

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

17. Related party transactions

Companies related through common ownership

EB Rental Ltd. [prior to June 3, 2021] [note 5]

7858078 Canada Inc. [prior to June 3, 2021] [note 5]

Montana Strategies Inc.

Key management personnel of the Company have control over the following entities

California Electric Boat Company Inc.

9335-1427 Quebec Inc.

Hurricane Corporate Services Ltd.

Mac Engineering, SASU – Since February 16, 2021

Ultimate founder shareholders and their individually controlled entities

Alexandre Mongeon

Patrick Bobby

Robert Ghetti

Immobilier R. Ghetti Inc.

Société de Placement Robert Ghetti Inc.

Founder shareholders

Gestion Toyma Inc.

Entreprises Claude Beaulac Inc. [former shareholder]

Gestion Moka Inc. [former shareholder]

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

The following table summarizes the Company’s related party transactions for the year:

	2022	2021	2020
	$	$	$
Revenues
Sales of boats
EB Rental Ltd. [prior to June 3, 2021]	-	84,149	101,684
Patrick Bobby		-	11,000
Sale of parts and boat maintenance
EB Rental Ltd. [prior to June 3, 2021]	-	40,310	79,696

Other
EB Rental Ltd. [prior to June 3, 2021]	-	-	2,500
7858078 Canada Inc. [prior to June 3, 2021]	-	-	6,074

Expenses
Cost of sales
EB Rental Ltd. [prior to June 3, 2021]	-	11,444	16,865

Research and Development
9335-1427 Quebec Inc.	-	75,020	-
Mac Engineering, SASU	666,178	176,500	-

Travel and entertainment
EB Rental Ltd. [prior to June 3, 2021]	-	8,926	-

Advertising and promotion
EB Rental Ltd. [prior to June 3, 2021]	-	11,245	-

Rent expense
EB Rental Ltd. [prior to June 3, 2021]	-	-	65,934

Office salaries and benefits
Montana Strategies Inc.	62,462	-	-

The Company leases its Boisbriand premises from California Electric Boat Company Inc. with a right-of-use assets as at August 31, 2022 of $889,866 [August 31, 2021 – $1,132,556] and lease liability of $971,399 [August 31, 2021 – $1,177,867] [notes 9 and 15].

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Remuneration of directors and key management of the Company

	2022	2021	2020
	$	$	$
Wages	2,324,770	1,299,402	308,868
Share-based payments – capital stock	-	-	572,110
Share-based payments – stock options	2,560,031	6,081,900	259,410
	4,884,801	7,381,302	1,140,388

At the end of the year, the amounts due to and from related parties are as follows:

	2022	2021
	$	$
Share subscription receivable
9335-1427 Quebec Inc.	25,000	25,000
Alexandre Mongeon	14,200	14,200
	39,200	39,200

Current advances to related party
Alexandre Mongeon	16,736	185,407

Amounts due to related parties included in trade and other payable
Alexandre Mongeon	16,000	74,157
Patrick Bobby	12,308	11,092
Kulwant Sandher	8,062	7,054
Xavier Montagne	8,292	-
Mac Engineering, SASU	-	29,957
	44,662	122,260

In December 2020, the holders of the advances from related parties and the Company have agreed that the advances shall automatically convert into Voting Common Shares of the Company at a conversion price equal to the per Voting Common Share offering price in the Initial Public Offering [note 18].

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

18. Capital stock

Authorized

Voting Common Shares, voting and participating

Preferred shares, without par value, non-cumulative annual dividend, redeemable at their issue price, non-participating, non-voting.

Issued

	2022	2021
	$	$
8,417,923 voting common shares [2021 – 8,324,861]	43,441,591	42,834,982

Subscription and issuance of Class A common shares, share exchange and share consolidation

On September 3, 2020, the Board of Directors authorized the consolidation of all the issued and outstanding Voting Common Shares on the basis on 1 post-consolidation Voting Common Shares for every 3.7 pre-consolidation Voting Common Shares. The impact of this adjustment has been reflected in the Company’s share capital and earnings (loss) per share.

Subscription and issuance of Voting Common Shares

On September 2, 2020, the Board of Directors authorized the issuance of 547,297 Voting Common shares, for a total consideration of $2,025,000.

On September 18, 2020, the Board of Directors authorized the issuance of 45,351 Voting Common Shares, for services provided to the Company. The services were valued at $167,799 of which $58,730 is in connection with transaction costs directly attributable to the issuance of Voting Common Shares and $109,069 is included in professional fees.

On November 27, 2020, the Company completed its initial public offering [the “Offering”] of an aggregate of 2,760,000 common shares of the Company at a price of U.S.$10.00 ($13.22) per share for proceeds of U.S.$25,287,624 ($33,430,239) net of a U.S.$1,932,000 ($2,554,104) cash commission paid to the underwriter and professional fees in connection with the Offering amounting to U.S.$380,376 ($502,857). Netted against the proceeds from the Offering are also included professional fees amounting to $271,726 that were previously recorded in prepaids.

On December 22, 2020, the Board of Directors authorized the issuance of 69,650 Voting Common Shares, being the conversion of the advances from related parties of $898,489.

On the same day, the Board of Directors authorized the issuance of 3,067 Voting Common Shares for a total consideration of $39,200 which remains receivable on August 31, 2022 and is presented in the advances to related parties [note 17].

On February 16, 2021, the Company issued 30,000 Voting Common Shares at a price of U.S. $15.07 [approximately $19.13] as part of the consideration paid for the acquisition of intellectual property [note 11].

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

On June 3, 2021, the Company issued 284,495 Voting Common Shares at a price of U.S. $10.09 [approximately $12.21] as part of the consideration paid in a business acquisition [note 5].

On January 12, 2022 and February 1, 2022, the Board of Directors authorized the issuance of 25,000 Voting Common Shares and 5,435 Voting Common Shares respectively to a third party in exchange for marketing services provided to the Company.

On January 31, 2022, the Board of Directors authorized the issuance of 6,479 Voting Common Shares to a third party in exchange for sub-contracting services provided to the Company related to research and development.

During the six-month period ended August 31, 2022, the Company issued 53,445 Voting Common Shares to third parties in exchange for marketing services provided to the Company.

On August 25, 2022, the Company issued 2,703 Voting Common Shares upon the exercise of a former employee’s stock options.

19. Share-based payments

Description of the plan

The Company has a fixed option plan. The Company’s stock option plan is administered by the Board of Directors. Under the plan, the Company’s Board of Directors may grant stock options to employees, advisors and consultants, and designates the number of options and the share price pursuant to the new options, subject to applicable regulations. The options, when granted, will have an exercise price of no less than the estimated fair value of shares at the date of grant.

Stock options

On multiple grant dates, the Company granted a total of 1,664,526 stock options at exercise prices varying between $2.78 and $16.29 per share to directors, officers, employees and consultants of the Company. The stock options will expire 5 to 10 years from the grant dates.

The Company recognizes share-based payments expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the year ended August 31, 2022 amounts to $2,699,481 [2021 – $7,121,444; 2020 - $1,312,071]. The table below lists the assumptions used to determine the fair value of these option grants. Volatility is based on public companies with characteristics similar to the Company.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Grant date	Exercise price	Market price	Expected volatility	Risk-free interest rate	Expected life
	$	$	%	%	[years]
May 27, 2020	3.70	3.70	84	0.4	5
May 27, 2020	2.78	3.70	84	0.4	5
October 23, 2020	3.70	3.70	97	0.4	5
November 24, 2020	16.29	13.03	101	0.4	5
February 23, 2021	15.75	15.05	103	0.6	5
May 14, 2021	8.98	9.06	105	0.8	5
July 14, 2021	9.25	9.01	105	0.7	5
September 21, 2021	8.85	8.58	106	0.9	5
January 22, 2022	5.65	5.52	107	1.5	5

The following tables summarize information regarding the option grants outstanding as at August 31, 2022:

	Number of options	Weighted average exercise price
	#	$
Balance at August 31, 2020	516,216	3.41
Granted	1,148,310	12.86
Forfeited	(5,405)	3.70
Balance at August 31, 2021	1,659,121	9.95
Granted	152,500	6.70
Forfeited	(102,500)	13.59
Exercised	(2,703)	3.70
Balance at August 31, 2022	1,706,418	9.45

Exercise price	Number of options outstanding	Weighted average grant date fair value	Weighted average remaining contractual life	Exercisable options
$	#	$	[years]
3.70	345,946	2.42	2.75	325,253
2.78	162,162	2.59	2.75	162,162
3.70	10,810	2.69	3.00	7,883
16.29	440,000	9.33	8.25	440,000
15.75	120,000	11.28	3.50	45,000
8.98	500,000	6.91	3.75	500,000
8.85	25,000	6.55	9.25	25,000
5.65	102,500	4.28	4.50	102,500

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Warrants

On November 23, 2020, the Company granted the underwriter the option to purchase 151,800 Voting Common Shares of the Company for a period of five years from the date of the initial public offering at an exercise price of U.S. $12.50 ($16.53).

Grant date	Exercise price	Number of warrants outstanding	Weighted average remaining contractual life
	$	#	[years]
November 23, 2020	16.53	151,800	3.25

20. Revenues

	2022	2021	2020
	$	$	$
Sales of boats	2,459,365	2,080,110	2,249,107
Sales of parts and boat maintenance	97,721	75,205	167,263
Boat rental and boat club membership revenue	4,793,860	1,355,548	-
Other	-	2,925	803
	7,350,946	3,513,788	2,417,173

The geographical distribution of revenues from external customers is as follows:

			2022
	Sale of electric boats	Rental of electric boats	Total
	$	$	$
Canada	557,639	-	557,639
USA	1,292,666	4,793,861	6,086,527
Other	706,780	-	706,780
	2,557,085	4,793,861	7,350,946

			2021	2020
	Sale of electric boats	Rental of electric boats	Total	Total
	$	$	$	$
Canada	571,216	-	571,216	827,057
USA	1,329,575	1,363,024	2,692,599	1,407,063
Other	249,973	-	249,973	183,053
	2,150,764	1,363,024	3,513,788	2,417,173

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

21. Grants and investment tax credits

During the year ended August 31, 2022, the Company recognized grants and investment tax credits amounting to $1,458,632 [August 31, 2021 –$921,658], of which $1,408,840 are presented against research and development expenses [August 31, 2021 –$859,516], $8,535 against cost of sales [August 31 2021 –$Nil] and $40,584 as a reduction of property and equipment and intangible assets [August 31, 2021 – $44,939]. Office salaries and benefits are presented net $Nil [August 31, 2021 –$17,203] of grants.

22. Net finance expense

	2022	2021	2020
	$	$	$
Interest and bank charges	184,895	123,100	107,105
Interest income	(379,288)	-	-
Foreign currency exchange (gain) loss	(251,947)	1,583,292	1,295
Loss on Debentures [note 8]	670,000	550,000	-
	223,660	2,256,392	108,400

23. Income taxes

The income tax expense on the Company’s loss before tax differs from the theoretical amount that would arise using the federal, provincial and foreign statutory tax rates applicable. The difference is as follows:

	2022	2021	2020
	$	$	$
Income taxes at the applicable tax rate of 26.5% [2021 – 26.5%; 2020 – 15%]	(3,406,162)	(3,977,204)	(338,133)
Change in tax status following the initial public offering	-	(127,979)	-
Adjustment in respect of current and deferred income tax of previous year	(4,396)	(207,601)
Permanent differences	823,119	2,100,615	198,475
Temporary difference	-	-	160,967
Change in recognition of deferred income tax assets	2,816,417	2,317,759	-
Other	29,365	-	-
Total income tax expense	258,343	105,590	21,309

On November 27, 2020, the Company conducted an initial public offering [note 18] after which its tax status changed and is no longer a Canadian-controlled private corporation. As a result of this change of status, the combined statutory rate in Canada increased from 15% to 26.5%.

Deferred income taxes reflect the net tax impact of temporary differences between the value of assets and liabilities for accounting and tax purposes. The main components of the deferred tax expense and deferred tax assets and liabilities were as follows:

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

	Balance as at August 31, 2021	Recognized in net income (loss)	Recognized in equity	Business combination	Balance as at August 31, 2022
	$	$	$	$	$
Temporary differences
Property and equipment	(262,778)	115,282	-	(7,802)	(155,298)
Intangibles	(42,887)	(251,498)	-	-	(294,385)
Net operating losses	2,054,789	2,735,223	-	-	4,790,012
Financing fees	940,948	(235,354)	-	-	705,594
Research and development	174,884	255,951	-	-	430,835
Difference in timing of recognition	148,850	110,463	-	(195)	259,118
Right-of-use asset	(789,968)	184,851	-	(11,790)	(616,907)
Lease liability	813,691	(167,184)	-	12,340	658,847
Net capital losses	57,224	(6,806)	-	-	50,418
Valuation allowance	(3,199,861)	(2,816,417)	-	-	(6,016,278)
Deferred tax liability	(105,108)	(75,489)	-	(7,447)	(188,044)

As of August 31, 2022, the Company had net operating losses carried forward for income tax purposes of $18,194,000 [2021 - $8,143,000] available to reduce future taxable income, that will expire between 2040 and 2042.

As of August 31, 2022, the Company had research and development expenditures of $1,439,000 [2021 - $471,000] for Canadian federal income tax purposes. These expenditures are available to reduce future taxable income and have unlimited carryforward period.

24. Capital disclosures

The Company’s objectives in managing capital are:

•	to safeguard the entity’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and

•	to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

Capital is regarded as total equity, as recognized in the statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents.

The Company manages and adjusts its capital structure considering changes in economic conditions. To maintain or adjust its capital structure, the Company may issue debt or new shares. Financing decisions are generally made on a specific transaction basis and depend on such things as the Company’s needs, capital markets and economic conditions at the time of the transaction. Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable, given the size of the Company.

The Company does not have any externally imposed capital compliance requirements at August 31, 2022.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

25. Financial risk management and fair value measurement

Fair value measurement and hierarchy

The fair value measurement of the Company’s financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the “fair value hierarchy”):

•	Level 1: Quoted prices in active markets for identical items [unadjusted];

•	Level 2: Observable direct or indirect inputs other than Level 1 inputs; and

•	Level 3: Unobservable inputs [i.e., not derived from market data].

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

The carrying amount of trade and other receivables, advances from related parties and trade and other payables are assumed to approximate their fair value due to their short-term nature.

The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

Classified as Level 2, the fair value of Debentures is estimated using the partial differential equation model to value convertible debentures that include a call feature. Key assumptions used in the model include volatility, which is based on actual trading data, difference in volatility since initial issuance of the instrument and similar instruments on the market, and credit spread, which is based on corporate bond yield spreads in the market and credit spread data for similar public companies. The model includes a fair value adjustment based on an initial calibration exercise.

Below is a sensitivity analysis based on variations in the key assumptions used in the model. The table presents the fair value of the Debentures would have been had the key assumptions varied as indicated:

	Volatility		Credit spread
	+5%	-5%	+2%	-2%
	$	$	$	$
Fair value of debentures	2,441,000	2,431,500	2,382,000	2,490,500

Financial risk management

The Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.

[a] Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has a strict code of credit, including obtaining instalment payments, obtaining agency credit information and setting appropriate credit limits. The maximum exposure to credit risk at the reporting date, is the carrying amount of financial assets. The Company does not hold any collateral.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Credit risk related with the Debentures is reflected in the fair value of the instrument [note 8].

Trade and other receivables are generally written off when there is no reasonable expectation of recovery. Indicators of this include the failure for a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments.

[b] Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its financial obligations as they fall due. The Company is exposed to liquidity risk primarily from its trade and other payables, other financial liabilities and long-term debt. The Company believes that its recurring financial resources are adequate to cover all its expenditures.

	Contractual cash flows	Less than one year	1-5 years
	$	$	$
August 31, 2022
Trade and other payables	1,030,331	1,030,331	-
Other financial liabilities	177,834	177,834	-
Long-term debt	227,349	72,090	155,259
	1,435,514	1,280,255	155,259

August 31, 2021
Trade and other payables	848,054	848,054	-
Other financial liabilities	237,444	237,444	-
Long-term debt	64,115	10,179	53,936
	1,149,613	1,095,677	53,936

[c] Interest rate risk

The Company is exposed to interest rate risk on its variable rate bank indebtedness and variable and fixed rate long-term debt. Fixed-rate borrowings expose the Company to fair value risk while variable rate borrowings expose the Company to cash flow risk.

[d] Foreign exchange risk

Foreign exchange risk is the risk that future cash flows or fair value of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables and borrowings are denominated and the respective functional currencies of the Company and its subsidiaries.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

The Company has certain financial assets and liabilities denominated in United States dollars. The Canadian dollar equivalent carrying amounts of these assets and liabilities are as follows:

	2022	2021
	$	$
Cash	5,142,703	11,219,143
Trade and other receivables	103,116	-
Trade and other payables	172,871	294,637

Sensitivity

A reasonably possible 5% strengthening (weakening) of the U.S. dollar against the Canadian Dollar at the reporting date would have increased (decreased) net income (loss) and other comprehensive income by the amounts shown below. This analysis assumes that all other variables remain constant.

	Net income (loss)		Other comprehensive income
	+5%	-5%	+5%	-5%
	$	$	$	$
August 31, 2022	253,000	(253,000)	358,000	(358,000)

26. Segment information

The Company operates in two reportable business segments.

The two reportable business segments offer different products and services, require different processes and are based on how the financial information is produced internally for the purposes of monitoring operating results and making decisions about resource allocation and performance assessment by the Company’s Chief Operating Decision Maker.

The following summary describes the operations of each of the Company’s reportable business segments:

•	Sale of electric boats – manufacture of customized electric boats for consumer market and sale of boat parts maintenance, and

•	Rental of electric boats – short-term rental operation and boat club membership.

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

	Year ended August 31, 2022
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Revenue from external customers	2,557,086	4,793,860	-	7,350,946
Revenue from other segments	820,383	80,842	(901,225)	-
Segment revenues	3,377,469	4,874,702	(901,225)	7,350,946
Segment gross profit	596,570	2,839,970	(150,975)	3,285,565

Segment (loss) profit before tax	(13,632,377)	872,787	(93,852)	(12,853,442)
Research and development	2,242,794	-	-	2,242,794
Office salaries and benefits	2,384,746	951,053	-	3,335,799

	Year ended August 31, 2021
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Revenue from external customers	2,158,240	1,355,548	-	3,513,788
Revenue from other segments	142,007	7,476	(149,483)	-
Segment revenues	2,300,247	1,363,024	(149,483)	3,513,788
Segment gross profit	640,228	1,003,596	(39,642)	1,604,182

Segment (loss) profit before tax	(15,517,319)	541,257	(32,255)	(15,008,317)
Research and development	1,489,953	-	-	1,489,953
Office salaries and benefits	1,555,014	199,599	-	1,754,613

	August 31, 2022
	Sale of electric boats	Rental of electric boats	Sale of electric boats	Total
	$	$	$	$
Segment assets	24,499,107	14,039,428	(9,438,326)	29,100,209
Cash	4,146,260	1,678,456	-	5,824,716
Additions to property and equipment	412,158	859,176	(162,446)	1,108,888
Additions to intangible assets	32,202	-	-	32,202
Segment liabilities	2,023,368	3,311,128	(262,883)	5,071,613

	August 31, 2021
	Sale of electric boats	Rental of electric boats	Sale of electric boats	Total
	$	$	$	$
Segment assets	35,175,599	12,734,296	(9,108,603)	38,801,292
Cash	17,210,266	937,555	-	18,147,821
Additions to property and equipment	432,547	145,275	(33,468)	544,354
Additions to intangible assets	1,102,662	-	-	1,102,662
Segment liabilities	2,400,829	2,938,746	(63,470)	5,276,105

The Company has disclosed the above amounts for each reportable segment because they are regularly reviewed by the Chief Operating Decision Maker.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

27. Additional cash flows information

Financing and investing activities not involving cash:

	2022	2021	2020
	$	$	$
Advances to related parties converted to shares	-	898,489	-
Unpaid share subscription	-	39,200	-
Right-of-use assets transferred to intangibles, net of accumulated depreciation	-	5,981	-
Additions to right-of-use assets	234,608	852,467	-
Lease termination	273,652	37,033	-
Shares issued as consideration for the acquisition of intangible assets	-	573,936	-
Shares issued as consideration for business acquisition	-	3,474,232	-
Transaction costs for share issuance transferred from prepaid	-	213,019	-

28. Commitments

In addition to the obligations under leases [note 15], the Company is subject to supply agreements with minimum spend commitments. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next years, is as follows:

$
2023	4,350,104
2024	2,253,394

In October 2021, EB Rental Ltd. has entered into a lease arrangement for premises, which has not commenced yet and therefore related right-of-use asset and lease liability are not recorded as at August 31, 2022. The lease offers EB Rental Ltd. a termination clause in case certain contractual requirements are not met by the lessor at the lease commencement date. The Company’s undiscounted lease commitments related to this lease are as follows as at August 31, 2022:

$
2023	105,000
2024	159,000
2025	162,000
2026	165,000
2027 and thereafter	225,000

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

29. Subsequent events

During the months of September, October and November 2022, the Company issued a total of 19,457 Voting Common Shares to third parties in exchange of sub-contracting services provided to the Company related to investor relations.

30. Comparative figures

Certain comparative figures have been reclassified to conform to current period’s presentation.